December 5, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holding, Inc.
Amendment No. 5 to a Form 8-K
Filed October 4, 2011
Response dated October 27, 2011
File No. 333-166343
Form 8-K
Filed August 25, 2011
Response dated October 27, 2011
File No. 333-166343
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
Response dated October 27, 2011
File No. 333-166343

Dear Mr. Spirgel:

We hereby submit the responses of Kirin International Holding, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 3, 2011, to Mr. Longlin Hu of the Company in regard to the above-referenced (i) Amendment No. 5 on Form 8-K (the “Fifth Amendment”) to the Company’s Current Report on Form 8-K filed on March 7, 2011 (as amended, the “Amended 8-K”); (ii) the Company’s Current Report on Form 8-K filed on August 25, 2011 (the “Item 4.02 8-K”); and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 filed on August 15, 2011 (the “Form 10-Q”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 5 to a Form 8-K Filed October 4, 2011
Item 9.01 Financial Statement And Exhibits
Exhibit 99.1
Note 1 - Organization and Description of Business, page F-7

1.     We note your response to our prior comment 1 from our letter dated October 13, 2011 and your new proposed disclosure. However, your proposed disclosure only addresses your loan contracts. Please add the following disclosure for all of your VIE agreements including the Entrusted Management Agreement, the Shareholders' Voting Proxy Agreement, and the Exclusive Option Agreement.

• The duration of your contracts and their remaining terms.
•  A description of how the contracts renew (i.e., whether the operating company's approval of the contracts is required).
• A description of how the operating company can terminate the contract.

Provide us with your proposed future disclosure.

Company Response: We provide the proposed future disclosure in connection with the VIE agreements as follows:

“The following is a summary of each of the Contractual Arrangements:

Entrusted Management Agreement. Pursuant to the Entrusted Management Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies and their shareholders agreed to entrust the business operations of the Operating Companies and its management to Kirin Management until Kirin Management acquires all of the assets or equity of the Operating Companies. Kirin Management has the full and exclusive right to manage and control all cash flow and assets of the Operating Companies and to control and administrate the financial affairs and daily operation of the Operating Companies. In exchange, Kirin Management is entitled to the Operating Companies’ earnings before tax as a management fee which depends on the before-tax profit of the Operating Companies and does not have a minimum requirement. No management fee has been paid to date. Kirin Management is also obligated to pay all of the Operating Companies’ debts to the extent the Operating Companies are unable to pay such debts. Specifically, if the Operating Companies do not have sufficient cash to repay their debts when they become due and are unable to obtain any extension of, or borrow new loans to repay, such debts, Kirin Management will be responsible for paying those debts on behalf of the Operating Companies to the extent that the Operating Companies are unable to pay such debts. Likewise, if the Operating Companies’ net assets are lower than their registered capital, Kirin Management will be responsible for funding the deficit. The Entrusted Management Agreement does not specify how Kirin Management and the Operating Companies will determine Operating Company debt and the respective Operating Companies’ ability to pay that debt. There is no existing written or oral arrangement or agreement regarding any aspect of the calculation or payment of the debts of the Operating Companies except the Entrusted Management Agreement. Due to the lack of binding guidance as to such matters, there may be ambiguity in the future regarding Kirin Management’s responsibility to pay the debt obligations of the Operating Companies. To date, Kirin Management has not paid any of the Operating Companies’ respective debts. There is no renewal clause in the Entrusted Management Agreement. Unless otherwise specified or legally prohibited, any newly signed agreement shall be deemed as a new and independent agreement. The term of the Entrusted Management Agreement shall be from the effective date of it to the earlier of the following: (1) the winding up of the Operating Companies, or (2) the date on which Kirin Management completes the acquisition of the Operating Companies. Under the terms of the Entrusted Management Agreement, the Operating Companies and their shareholders are not allowed to terminate the Agreement unilaterally.

Shareholders’ Voting Proxy Agreement. Pursuant to the Shareholders’ Voting Proxy Agreement between Kirin Management and the shareholders of the Operating Companies, the Operating Companies’ shareholders irrevocably and exclusively appointed the board of directors of Kirin Management as their proxy to vote on all matters that require the approval of the Operating Companies shareholders. Mr. Guo is the sole member of the board of directors of Kirin Management. There is no renewal clause in the Shareholders’ Voting Proxy Agreement. Unless otherwise specified or legally prohibited, any newly signed agreement shall be deemed as a new and independent agreement. The Shareholders’ Voting Proxy Agreement became effective upon its execution by Kirin Management and the shareholders of the Operating Companies. It cannot be terminated prior to the completion of the acquisition of all of the shares in, or all assets or business of, the Operating Companies by Kirin Management.

Exclusive Option Agreement. Under the Exclusive Option Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies’ shareholders granted to Kirin Management an irrevocable exclusive purchase option to purchase all or part of the shares or assets of the Operating Companies to the extent that such purchase does not violate any PRC law or regulations then in effect. If Kirin Management exercises its option, Kirin Management and the Operating Companies’ shareholders shall enter into further agreements regarding the exercise of the option, including the exercise price, which such additional agreements shall take into consideration factors such as the then applicable PRC laws and the then appraisal value of the Operating Companies. The exercise price shall be refunded to Kirin Management or the Operating Companies at no consideration in a manner decided by Kirin Management, in its reasonable discretion. Since Kirin Management controls and receives the economic benefits of the Operating Companies through the Contractual Arrangements, exercising the option at this point will not result in any immediate additional benefit to the Company. Kirin Management will exercise the option when the Company believes that exercising the option would be more beneficial to it. The Exclusive Option Agreement was set up in this manner as currently foreign invested real estate enterprises are strictly controlled and heavily regulated by the PRC authorities. The Company thinks it will be subject to complex procedural requirements if it attempts to obtain approval for the acquisition of share equity or assets of the Operating Companies under the current PRC regulations. There is no renewal clause in the Exclusive Option Agreement. Unless otherwise specified or legally prohibited, any newly signed agreement shall be deemed as a new and independent agreement. The Exclusive Option Agreement, became effective upon its execution by Kirin Management, the Operating Companies and the shareholders of the Operating Companies. The Exclusive Option Agreement may not be terminated without the unanimous consent of Kirin Management, the Operating Companies and the shareholders of the Operating Companies, except that Kirin Management may, by giving thirty days prior notice to the Operating Companies and the shareholders of the Operating Companies, terminate it.”

2.     Your response to our prior comment 1 from our letter dated October 13, 2011 states that "Through these Contractual Arrangements, we have the ability to substantially influence the daily operations and financial affairs of Hebei Zhongding and Xingtai Zhongding, as we are able to appoint its senior executives and approve all matters requiring shareholder approval." Please clarify this disclosure with regard to the phrase "substantially influence." In order to consolidate the VIEs you have to have the power to direct the activities of the VIEs that most significantly affect their economic performance.  Provide us with your proposed future disclosure.

Company Response: Please see our response to Comment 3.

3.     On page F-8 you state that you have, "the obligation to absorb the VIE's losses that could potentially be significant to the VIE's and the right to receive benefits from the VIE's that could potentially be significant to the VIE's." Please clarify that statement with regard to the phrase, "could potentially be significant." In order to consolidate the VIEs you have to have the power to direct the activities of the VIEs that most significantly affect their economic performance.  Provide us with your proposed future disclosure.

Company Response:  In response to both of your questions #2 and #3, we propose the following disclosure that demonstrates why the Company has a controlling financial interest in the VIEs and therefore can consolidate with the in its financial statements pursuant to ASC 810-10-05-8A.  Since the VIE contracts entitle or obligate the Company to all of the VIE’s benefits or losses, it will certainly involve amounts that could potentially be significant to the VIEs.

“To satisfy PRC laws and regulations, Kirin International Holding, Inc. (the “Company”) conducts certain business in the PRC through the variable interest entities (“VIEs”). In December 2010, a series of contractual arrangements (the “VIE Agreements”) were entered between Shijiazhuang Kirin Management Consulting Co., Ltd. (“Kirin Management”) and each of Hebei Zhongding Real Estate Development Co., Ltd. (“Hebei Zhongding”) and Xingtai Zhongding Jiye Real Estate Development Co., Ltd. (“Xingtai Zhongding”, collectively with “Hebei Zhongding” referred to as the “Operating Companies”) and their respective shareholders. Pursuant to the VIE agreements, the PRC subsidiary, Kirin Management, is able to appoint the senior executives of the VIEs, is entitled to the Operating Companies’ earnings before tax as a management fee and is also obligated to pay all of the Operating Companies’ debts to the extent the Operating Companies are unable to pay such debts. As a result of the VIE agreements, Kirin Management has the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance and the obligation to absorb the VIEs’ losses that could potentially be significant to the VIEs and the right to receive benefits from the VIE’s that could potentially be significant to the VIEs.  Therefore Kirin Management is deemed to have a controlling financial interest in the VIEs, is considered the primary beneficiary of and consolidates with the VIEs. In order to continually consolidate the VIEs, Kirin Management has to maintain its power to direct the activities of the VIEs that most significantly affect their economic performance. Pursuant to the VIE agreements, Kirin Management has appointed the directors of the Company as the directors of the VIEs and the CFO of the Company as the chief financial director of the VIEs to ensure its control over VIEs.

Form 8-K filed on August 25, 2011
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

4.     We note your response to our prior comment 2 from our letter dated October 13, 2011. However, since you use percentage of completion it is not clear to us why customer deposits would directly correlate to the amount of revenue recognized or reversed. Please explain in detail.

Company Response: Customer deposits do not affect the amount of revenue recognized.  However, assuming customers have sufficiently paid deposits, when we recognizing or reversing revenue, the same amount of customer deposits will be debited or credited.  If “customer deposits” collected for a specific sold unit cannot cover the revenue amount as computed under the percentage of completion method, the shortfall will then be debited to “Revenue in excess of billing”.

For example:

At the beginning of the project, we receive $ 1,000 deposit from customer, the entries will be

DR: Cash          1,000
CR: Customer deposits        1,000

The customer deposits account above is a liability account.

As the construction progress, we use percentage of completion method to calculate our revenue, under this method if the calculated revenue under the percentage of completion method is $1,500. Then the entries will be

DR: Customer deposits                                      1,000
Revenue in excess of billing                     500
CR: Revenue                                                          1,500

The revenue in excess of billing account above is an asset account.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Part I - Financial Information, page 1
Note 1 - Organization and Summary of Significant Accounting Policies, page 5
Real Estate Capitalization and Cost Allocation, page 9

5.     We note your response to our prior comment 3 from our letter dated October 13, 2011 and your statement that "As of June 30, 2011, approximately 22% (measured in gross floor area) of the Kirin County Project were not sold to customers." Tell us what percentage of the Kirin County Project was not sold as of December 31, 2010. Tell us how you compute percentage of completion. For both December 31, 2010 and June 30, 2011, provide a quantitative analysis for the Kirin County Project for the line item "properties under development."

In addition your table on page 27 states 80.6% and 44.5% for percentage of completion as of June 30, 2011 and June 30, 2010, respectively.  Tell us specifically when you credit properties under development. Tell us if you credit properties under development for percentage of completion or when House Title Certificates are issued to your customers. If you use percentage of completion tell us why an asset of over $10 million still remains on your balance sheet if your percentage of completion was 80.6% and only 22% of the Kirin County Project was not sold to customers as of June 30, 2011.

Company Response:

Tell us what percentage of the Kirin County Project was not sold as of December 31, 2010.

The unsold percentage of the Kirin County Project as of December 31, 2010 was 28%. The sold and unsold percentages are driven by our sales plan and efforts.  The unsold percentage is not resulted from, or used in the determination of, percentage-of-completion, which is only affected by our construction progress.

Tell us how you compute percentage of completion. For both December 31, 2010 and June 30, 2011, provide a quantitative analysis for the Kirin County Project for the line item "properties under development." in addition your table on page 27 states 80.6% and 44.5% for percentage of completion as of June 30, 2011 and June 30, 2010, respectively.

We use the cost-to-cost method to calculate percentage of completion.  Total estimated costs (denominator) are re-assessed periodically. Accumulated incurred costs to date (numerator) comprise construction and installation costs.  They are capitalized in properties under development when services have been completed by contractors and are accepted by the company.  If construction and installation are divided into several milestones, progress payment at each milestone is added to properties under development when this milestone is completed and accepted by the company.  Raw materials and equipment purchased but not consumed or installed are excluded from the calculation of the percentage.

We propose including the following additional quantitative analysis in addition to the disclosure of percentage of completion on our balance sheet as of the reflected dates:

	For the Six Months Ended June 30, 2011	For the Year Ended December 31, 2010
	(US$ million)	(US$ million)

Accumulated development costs at the beginning of the year/period	55	25
Development costs incurred during the year/period	7	30
Accumulated development costs at the end of the year/period	62	55
Estimated total development costs	77	77

Percentage of completion as of balance sheet dates	80.6%	71.2%

Gross Floor Area of sold units (thousand square meters)	149	139
Gross Floor Area of unsold units (thousand square meters)	44	54
Total Gross Floor Area of the project (thousand square meters)	193	193

Of accumulated development costs as of year/period-end
- Relating to units not sold and capitalized in "Properties under development"	13	13
- Relating to units sold and recognized in statement of income of prior years and current year/period	49	42
Total accumulated development costs as of balance dates	62	55

(Development costs include both land use rights costs and construction and installation costs.  “Properties under development” comprise a piece of land lot not yet developed within this project in the amount of $6 million, which is not included in this table.)

Tell us specifically when you credit properties under development.

For condominium units that have been sold to customers, we credit properties under development and transfer land, construction and other development costs accumulated during the period to costs of real estate sales (i.e., derecognized from balance sheet) at each period end, which occurs before the construction of the condominium completes and units are delivered to customers.

Tell us if you credit properties under development for percentage of completion or when House Title Certificates are issued to your customers.

House Title Certificates are issued to our customers after we deliver completed properties.  This occurs after we recognize all profit from the pre-sale of properties before the completion of construction.

If you use percentage of completion tell us why an asset of over $10 million still remains on your balance sheet if your percentage of completion was 80.6% and only 22% of the Kirin County Project was not sold to customers as of June 30, 2011.

The costs of the Kirin County Project on the balance sheet remains at the same level because all of the unsold units’ land and development costs incurred from the commencement of construction (fourth quarter of 2009) through June 30, 2011 are capitalized and none have been transferred to the income statements. Accumulated development costs on the balance sheet maintain an increase trend as construction progress proceeds until these units are sold.

We had $18.8 million properties under development for Kirin County Project as of December 31, 2010, comprising a piece of undeveloped land lot within this project of $6.2 million and 53,648 square meters gloss floor area unsold units valued at $12.6 million.  Percentage-of-Completion of these unsold units was 71.2%.  Accumulated average costs for each square meter is $236.

For the six months ended June 30, 2011, we paid $8 million construction costs for Kirin County Project as progress payments to general constructors and purchase of equipment and materials from vendors, of which $5.2 million were allocated to units have been sold as of both December 31, 2010 and June 30, 2011; $0.7 million were allocated to units were not sold on December 31, 2010 but have been sold as of June 30, 2011; $2.1 million were allocated to units have not been sold as of both December 31, 2010 and June 30, 2011 (this also included effective of exchange rate adjustment).

We recognized $7.3 million costs related to real estate sales for the six-month period ended June 30, 2011 comprising following components in: (1) $5.2 million development costs incurred in the six-month period ended June 30, 2011, for units have been sold as of both December 31, 2010 and June 30, 2011; (2) $0.7 million development costs incurred in the six-month period ended June 30, 2011 for units were not sold as of December 31, 2010 but have been sold as of June 30, 2011, and (3) $1.4 million development costs capitalized under “properties under development” as of December 31, 2010, for those units were unsold as of December 31, 2010 but have been sold as of June 30, 2011.

As of June 30, 2011, properties under development for Kirin County Project totaling $19.5 million comprised an undeveloped land lot of $6.2 million and 43,914 square meters gloss floor area unsold units valued at $13.3 million.  Percentage-of-Completion of these unsold units was 80.6%.  Accumulated average costs for each square meter is $301.

The following example illustrates how development costs of unsold units are capitalized in properties under development:

Assuming a condominium project comprises of two units: Unit A and Unit B.  The estimated development costs for Unit A and Unit B are $60 and $40, respectively.  Gross margin is 50% therefore selling prices for Unit A and Unit B are $90 and $60, respectively.  The construction commences on January 1, 2011, and as of June 30, 2011, the percentage of completion is 80% - this translates to accumulated development costs of $48 for Unit A ($60 X 80%), and $32 for Unit B ($40 X 80%).  Unit A is sold to Customer A before June 30, 2011, while Unit B is not sold to any customer as of June 30, 2011.  The company then recognizes profit of Unit A by crediting $72 revenue ($90 X 80%), and debiting Unit A’s accumulated development costs ($48) in statement of income.  Because Unit B is not sold, its accumulated development costs of $32 are still retained on balance sheet, in the “Properties under development” account.

Further assuming the construction is completed on September 30, 2011, and Unit B is not sold at that date.  The company has paid up all development costs of $100 for Unit A and Unit B. The company then recognizes profit of Unit A by crediting $90 revenue and debiting $60 cost of sales, while the development costs of Unit B increase to $40 and is retained on balance sheet.

Note 7 - Accounts Payable, page 14

6.     We note your response to our prior comment 4 from our letter dated October 13, 2011.  In this regard tell us the following;

• When the agreement with Xingtai Kong Village Real Properties Co., Ltd was signed.
•  Why you believe the agreement with Xingtai Kong Village Real Properties Co., Ltd is legally enforceable.
• How Xingtai Kong Village Real Properties Co., Ltd is associated with Kong Village.
•  Specifically what past transaction and/or events took place in Kong Village as of June 30, 2011.
•  What funds were used to compensate for the transactions and/or events that have already taken place.

Company Response:

When the agreement with Xingtai Kong Village Real Properties Co., Ltd was signed.

The agreement was signed on May 13, 2011.

Why you believe the agreement with Xingtai Kong Village Real Properties Co., Ltd is legally enforceable.

The agreement was signed with the real intention of both parties, and does not contravene the current PRC laws and regulations, which are the requirement for legality of a contract according to the Contract Law of the PRC. Therefore, we believe the agreement with Xingtai Kong Village Real Properties Co., Ltd is legally enforceable according to our Chinese legal counsel.

How Xingtai Kong Village Real Properties Co., Ltd is associated with Kong Village.

Kong Village Committee is the sole shareholder of Xingtai Kong Village Real Properties Co., Ltd. Therefore, Kong Village owns Xingtai Kong Village Real Properties Co., Ltd.

Xingtai Kong Village Real Properties Co., Ltd was established solely for the purpose of dealing with the cooperation between the Kong Village and the Company. In China, village committees such as Kong Village Committee are not considered to be legal entities and cannot be party to legal contracts. Therefore, to deal with the relationship with the Company, Kong Village Committee established a limited liability company as the special purpose vehicle to deal with all transactions with the Company. In the daily communication, it is impossible to separate the Kong Village and Xingtai Kong Village Real Properties Co., Ltd as the President of the Xingtai Kong Village Real Properties Co., Ltd is also the chairman of the Kong Village Committee.

Specifically what past transaction and/or events took place in Kong Village as of June 30, 2011.

As mentioned above, the Xingtai Kong Village Real Properties Co., Ltd is the SPV to deal with all transactions with the Company. Xingtai Kong Village Real Properties Co., Ltd mainly acted as a moderator and coordinator between the Company and residents of Kong Village. Its main target is to ensure all villagers are fairly and evenly compensated, while the whole relocation program would not be interrupted by a few negotiations so that other villagers’ interests are protected. In addition, the Kong Village Committee also needed to obtain some cash reserve by the end of the removal and relocation program, because it cannot generate any new revenue from the village’s agriculture business in the future since villagers lost their residential and cultivated land.  That is why the Xingtai Kong Village Real Properties Co., Ltd tried to argue for more compensation at the very beginning. We believe that is very common commercial request.

As matter of fact, the price of land increased substantially after commencement of the relocation program in 2008, and the cost on Xingtai Kong Village Real Properties Co., Ltd side also increased. In such situation, the Xingtai Kong Village Real Properties Co., Ltd, on behalf of the Kong Village, came to the Company and asked for more compensation. The Company after careful consideration and especially for the purpose of speeding up the relocation program (which might bring more profit) agreed to the request for additional compensation. As a result, the agreement with Xingtai Kong Village Real Properties Co., Ltd was signed.

What funds were used to compensate for the transactions and/or events that have already taken place.

The agreement does not specify any source of funds to pay off the compensation amount.  We use our own working capital to fulfill the contract obligation.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kirin International Holding, Inc.

By:          /s/ Longlin Hu
Longlin Hu
President and Chief Executive Officer